Akerman LLP 201 East Las Olas Boulevard Suite 1800 Fort Lauderdale, FL 33301 T: 954 463 2700 F: 954 463 2224

February 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Melanie Singh
Dorrie Yale

Re:	Newbury Street Acquisition Corp
Preliminary Proxy Statement on Schedule 14A
Filed February 21, 2023
File No. 001-40251

Ladies and Gentleman,

On behalf of our client, Newbury Street Acquisition Corp. (the “Company”) we are responding to the comment from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”) contained in the Staff’s letter dated February 23, 2023 (the “Comment Letter”). The Company has revised the Preliminary Proxy Statement in response to the comment set forth in the Comment Letter, as well as certain other changes, and is filing an Amendment to the Preliminary Proxy Statement (the “Amendment”) together with this response letter.

Set forth below is the Company’s response to the Staff’s comment in the Comment Letter. For convenience, the Staff’s comment is repeated below in bold italicized text, followed by the Company’s response to the comment. We have included page numbers to refer to the location in the Amendment submitted herewith where the revised language addressing the comment appears.

Securities and Exchange Commission

February 27, 2023

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company’s sponsor, Newbury Street Acquisition Sponsor LLC (the “Sponsor”), may be deemed to have substantial ties with non-U.S. persons. The Company’s Sponsor is a U.S. entity of which Thomas Bushey and Kenneth King are managing members.  Messrs. Bushey and King also serve as executive officers and directors of the Company.  Mr. Bushey is a U.S. citizen and Mr. King is a U.K. citizen.  Mr. King is a director and holds approximately thirty-three percent (33%) equity interests in one of the members of the Sponsor, which member is an asset management firm based in Hong Kong, and such member holds approximately forty-seven percent (47%) equity interests in the Sponsor.  Also, another member of the Company’s Sponsor, which member is an asset management firm based in Hong Kong, holds approximately twelve percent (12%) equity interests in the Sponsor.  As such, the Company’s Sponsor may be deemed to have substantial ties with non-U.S. persons. However, the Company does not believe that such relationships would materially impair the ability of the Company to complete a business combination.

On the basis of the foregoing, the Company has revised its disclosure to add a risk factor under the subheading “We may not be able to complete an initial Business Combination with certain potential target companies if a proposed transaction with the target company may be subject to review or approval by regulatory authorities pursuant to certain U.S. or foreign laws or regulations” on page 4 of the Amendment.

We believe the response provided above fully addresses the Staff’s comment. If you have any questions regarding this matter, please contact the undersigned at (305) 982-5531.

Sincerely,

AKERMAN LLP

/s/ Christina C. Russo
For the Firm

cc:	Thomas Bushey, Chief Executive Officer, Newbury Street Acquisition Corporation

Esther L. Moreno, Akerman LLP